                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 6)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

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
          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541
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     This Amendment No. 6 (this "Amendment") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation (the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On July 18, 1997, the United States District Court for the Northern District of Texas entered an order in UPR and Newco's litigation against Pennzoil denying Pennzoil's motion to dismiss the action and partially granting UPR and Newco's motion for a preliminary injunction against Pennzoil enjoining Pennzoil from, among other things, prosecuting or seeking any relief in Pennzoil's litigation against UPR and Newco in the United States District Court for the District of Delaware.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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
        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

          38 Order Denying Amended Motion to Dismiss and Partially Granting Motion for Preliminary Injunction (dated July 18, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).

          39     Text of press release dated July 22, 1997 issued by the
                 Company.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: July 22, 1997                      By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer
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                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                                      DESCRIPTION
-------                                    -----------
38 Order Denying Amended Motion to Dismiss and Partially Granting Motion for Preliminary Injunction (dated July 18, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).

39 Text of press release dated July 22, 1997 issued by the Company.
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